March 21, 2012

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Alderon Iron Ore Corp. (the “Company”) – Re-Filing of Certification of Interim Filings

In connection with the Certification of Interim Filings for the nine month period ended September 30, 2011, the certificates herein are being re-filed in the correct form as the wrong form was originally filed.

Vancouver Office Phone: 604-681-8030 Suite 1240 1140 W. Pender Street Vancouver, BC, V6E 4G1	Toronto Office Phone: 416-309-2138 8th Floor 65 Queen St. W Toronto, ON, M5H 2M5	Montreal Office Phone: 514-281-9434 Suite 250 2000 McGill College Ave. Montreal, PQ, H3A 3H3	St. John’s Office Phone: 709-576-5607 Suite 804, Baine Johnston Centre 10 Fort William Place St. John’s, NL, A1C 1K4

ADV: TSX ALDFF: OTCQX	www.alderonironore.com	Email: info@alderonironore.com